FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

• 25 May 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒             FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐             NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

TPG and Fiat Auto renew spare parts logistics contract

04 March 2004

TPG Post wins legal proceedings against TAX Authorities and OPTA Tax forms are classified as letters

17 March 2004

TPG publishes audited 2003 financial statements and annual report

19 March 2004

TPG Post, Sandd and Selekt Mail Nederland reach in-principle agreement on return items

05 April 2004

TPG Post UK signs access agreement with Royal Mail

07 April 2004

Sears names TNT Logistics in North America Partner in Progress for second consecutive year

15 April 2004

TNT Logistics expands services with BMW Manufacturing in North America

16 April 2004

Goodyear Dunlop & TNT Logistics renew their current logistics contract in Spain

19 April 2004

TPG poised to capitalise on expanded EU
-Company invests in new infrastructure-

22 April 2004

TPG first quarter profits surge on strong Mail and Express performances Logistics turns the corner

26 April 2004 (attached seperatly)

TNT Express and Norway Post sign agreement

11 May 2004

TPG and Fiat Auto renew spare parts logistics contract

04 March 2004 - Mail, express and logistics company, TPG N.V., through its TNT Logistics Italy business unit, has announced today a five-year renewal of the spare parts contract for Fiat Auto. The deal is estimated to be worth EUR 1 billion in revenues over the contract term.

The contract will include packaging, storing and delivery of spare parts to dealers in Europe for Fiat Auto, as well as warehousing activities in Italy, France, UK, Spain, Poland, Austria and Greece.

Under the terms of the renewed contract, TNT Logistics will provide solutions to Fiat Auto that will optimise its transportation and distribution between its warehouses and dealers to ensure faster delivery at the lowest possible cost. With TNT Logistics expertise and assistance Fiat Auto will also introduce new packaging methods and will improve its reverse logistics and the utilisation of reusable containers.

Following the successful partnership between the two companies, TNT Logistics and Fiat Auto have been able to sign the renewed agreement ahead of the original expiry date in 2005.

Dave Kulik, TNT Logistics’ Group Managing Director says, “This is an extraordinary example of how a customer and its logistics partner can collaborate openly and in the best interest of both parties, to develop a unique solution.”

Fausto Forti, Managing Director of TNT Logistics Italy states, “This contract renewal further highlights TNT Logistics’ position as the European market leader in automotive logistics and shows how our unrivalled expertise continues to be beneficial to clients.”

TPG Post wins legal proceedings against TAX Authorities and OPTA Tax forms are classified as letters

17 March 2004 - Royal TPG Post today won the case in the full proceedings that it started against the Dutch tax authorities and the Independent Post and Telecommunications Authorities (OPTA) in mid-2003. The court in The Hague held that the tax forms sent by the tax authorities to taxpayers should be regarded as ‘letters’.

These tax forms therefore fall under the exclusive concession held by TPG Post for the conveyance of letters. The tax authorities may therefore not tender the forms to competitors of TPG Post for distribution.

The tax authorities disputed this following OPTA’s ‘opinion’ that tax forms should be regarded as printed matter. The court considers tax forms as personalised written items. As soon as unique and personal details are printed on a mail item, such as the social and fiscal identification number, tax form number, date of birth, bank account number or barcode, this mail item is a letter.

The court also decided that OPTA at first instance had proceeded carelessly: they did not take sufficiently into account the interests of TPG Post in forming its opinion as they did not consult with TPG Post on their own initiative in order to gain the company’s opinion.

The court has ordered OPTA to publish a rectification on its website and in its magazine ‘OPTA Connecties’.

Harry Koorstra, responsible for TPG Post within the TPG Board of Management: “We are of course pleased with this judgement, which very clearly indicates that tax forms should be seen as letters. This decision confirms the clear legislation in this area. It is also good that the court’s decision means that in the future OPTA will have to ask TPG Post for its opinion in cases in which TPG Post is a directly related party.”

TPG Post commenced with the full proceedings against OPTA and the tax authorities in mid-2003. TPG Post also instigated summary proceedings against the tax authorities when the latter launched an open bid procedure, which also encompassed the disputed tax forms. On 10 September 2003, the president of the court in The Hague ordered the tax authorities to suspend the relevant part of the open tender procedure pending a decision in the full proceedings.

TPG publishes audited 2003 financial statements and annual report

19 March 2004 - Mail, Express and Logistics company TPG N.V. today announces the publication of its 2003 audited financial statements and the availability of its 2003 annual report. This follows the publication of unaudited results on 19 February.

Financial statements and audit for 2003 completed

The completion of TPG’s financial statements and audit for 2003 follows the conclusion of an independent investigation conducted by TPG’s Audit Committee, on behalf of the Supervisory Board, regarding representations made to the UK Inland Revenue and to TPG’s auditors, PricewaterhouseCoopers, with respect to certain UK tax matters originally arising in the late nineties relating to one of our UK subsidiaries. In addition to this investigation, the Audit Committee, with the assistance of independent tax advisors, conducted a review of other UK tax matters that arose from the same period.

Conclusions of the investigations have been acted upon

The investigations conducted by the Audit Committee, with the assistance of independent legal counsel, concluded that not all relevant details of certain tax matters were adequately disclosed to the UK Inland Revenue and PricewaterhouseCoopers. The Audit Committee has directed the Board of Management to make organisational and personnel changes with respect to certain UK subsidiaries. TPG will also formalise and strengthen internal lines of communication and the monitoring of the tax and financial reporting functions around the group. These changes are being implemented, and the Audit Committee will continue to monitor progress.

Additional tax charge of € 59 million

In response to the findings of these investigations, TPG has taken an additional tax charge of € 59 million in the 2003 results to cover its updated estimate of total liability to the UK Inland Revenue relating to these tax matters. This charge is € 19 million higher than the previously communicated estimate of management.

CEO Peter Bakker said: “Now is the time for TPG to resolve all outstanding UK tax issues, for which purpose we shortly are submitting a report to the UK Inland Revenue. Upon completion of the ongoing discussions with the UK Inland Revenue, the actual liability will be settled.”

Annual report available on website, AGM as planned on 7 April

For further information about TPG’s 2003 financial statements, reference is made to our 2003 annual report now available on our website www.tpg.com.

TPG will hold its Annual General Meeting of Shareholders as scheduled on Wednesday 7 April.

Warning about forward-looking statements

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operate, management’s beliefs and assumptions made by management about future events. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to, those described in our 2003 annual report. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

TPG Post, Sandd and Selekt Mail Nederland reach in-principle agreement on return items

05 April 2004 - TPG Post, Sandd and Selekt Mail Nederland - the three largest players in the Dutch postal market - have today signed an in-principle agreement that should resolve the problem of return items. With the growing competition in the postal market, the new players Sandd and Selekt Mail Nederland experienced handling of return items as a barrier.

Private individuals who receive mail not intended for them usually send it back marked ‘Return to sender’ via TPG Post’s red postboxes. They do so even if Sandd or Selekt Mail Nederland delivered the items and not TPG Post. TPG Post treated this mail flow as ‘unfranked items’ for which it charged excess postage. Under the agreement reached today, TPG Post will stop charging excess postage for these return items. They will be returnable to the return addresses of Sandd and Selekt Mail Nederland for an agreed rate that the two companies will pay TPG Post.

The new market players expressed satisfaction with the breakthrough. John Kuiper of Selekt Mail Nederland said: ‘We were fortunately able to find a solution that is workable for all concerned. Items can still be returned via the red postboxes and we will pay a fair rate.’ Bart Stomphorst of Sandd added: ‘The costs of return items were high. This was obviously an unsatisfactory situation, particularly for the charities for which we work a lot. I am glad that the situation has now been resolved.’ The agreement is also good news for TPG Post. Herma Verhagen, Commercial Director of TPG Post, said: ‘It was not easy to come up with a solution that met the wishes of our competitors and at the same time fitted in with our bulk process. We are happy to have reached an agreement through constructive consultation.’

The definitive agreement will take effect on 1 May 2004 and will remain in force for one year during which its operation will be evaluated.

TPG Post UK signs access agreement with Royal Mail

07 April 2004 - * TPG Post UK to trade as TNT Mail
* TNT Mail set to become main challenger in the UK postal market

TPG Post UK has signed an agreement with Royal Mail that will give it access to Royal Mail’s 73 mail centres and delivery network in the UK.

For letters under 60g in weight, the access charge to Royal Mail’s 73 inward mail centres for TPG Post UK for 2004/05 has been agreed at 13.0p (for letters already sorted to each of Royal Mail’s 1,450 delivery offices) and 13.375p (for letters already sorted to each of Royal Mail’s 121 postcode areas).

TPG Post UK will trade under the name of TNT Mail, so that the full range of mail, express and logistics services will be offered under the TNT brand. The TNT mail business will use the existing TNT infrastructure in the UK in combination with Royal Mail’s delivery network to offer business customers a two-day business mail service. This can enable TNT Mail to reach all 27 million households in the UK.

The mail services of TNT can leverage the size, scale and resources of TNT’s express and logistics businesses in the UK. With18,000 employees nationwide, TNT in the UK has established market leading express and logistics operations.

Furthermore, TNT Mail will benefit from TPG Post’s expertise as the world’s most efficient postal operator. Being part of a leading mail company, TNT Mail can utilise a wide range of innovative, customer focused mail services.

By securing the access agreement as part of a multifaceted approach to the UK mail market, TNT Mail will be well positioned to establish its strategic ambition of achieving a number two position in the UK and being the main challenger to Royal Mail.

TPG Post UK signs access agreement with Royal Mail..

The TNT Mail service will be available to UK businesses from the summer and will benefit those who currently send out large quantities of mail to both existing and potential customers, including banks, credit card companies and large retailers.

The agreement follows the first phase of liberalisation of the UK postal market by Postcomm in 2003, granting rival companies licenses to enter the UK market. TPG Post UK was in the first group to be granted its seven-year license to provide bulk mail and consolidation services in the UK in 2003.

Commenting on the announcement, Nick Wells, TNT Mail’s UK CEO, said:

“TNT Mail brings to the UK market TPG’s track record as the most efficient postal service in the world and aims to become the major competitor to Royal Mail. TNT will benefit from being part of the market leading express and logistics business with 18,000 employees in the UK. This will position TNT’s mail operations to become the number one challenger in the addressed mail distribution market and the industry leader in both quality and customer oriented services. The TNT Mail business unit will be a success because businesses want choice and we will deliver that.”

Sears names TNT Logistics in North America Partner in Progress for second consecutive year

15 April 2004 - TNT Logistics North America has been named as a Sears “Partner in Progress for 2003”, specifically in the category “Supplier of the Year for Non-Merchandise Services”. This prestigious award is presented annually to a select group of supplier companies that provide Sears, Roebuck and Co. with quality products and services, from apparel, appliances and tools to marketing, transportation services and technology. More than 10,000 sources competed for this award in 2003.

TNT Logistics North America has been named as a Sears “Partner in Progress for 2003”, specifically in the category “Supplier of the Year for Non-Merchandise Services”. This prestigious award is presented annually to a select group of supplier companies that provide Sears, Roebuck and Co. with quality products and services, from apparel, appliances and tools to marketing, transportation services and technology. More than 10,000 sources competed for this award in 2003.

This is the second consecutive year TNT Logistics North America has won the award, and the second time that it has won in back-to-back years. Jeff Hurley, managing director and chief operating officer of TNT Logistics North America was honoured on April 13 at an event hosted by Sears Chairman and CEO Alan J. Lacy at Sears’ headquarters in Hoffman Estates, Ill.

Begun more than 20 years ago, the Partners In Progress program recognises sources that make significant contributions to the growth of Sears’ businesses and the creation of new ways to better serve Sears customers. The winners were selected from nominations submitted by Sears’ employees who purchase goods and services for the company.

“To be recognised as a premier logistics partner by one of the world’s leading retail institutions is indeed an honour for our company,” said Dave Kulik, group managing director, TNT Logistics. “TNT Logistics has enjoyed an outstanding relationship with Sears over the years and looks forward to serving their logistics needs for many more.”

TNT Logistics expands services with BMW Manufacturing in North America

16 April 2004 - TNT Logistics in North America has announced that it has expanded its range of services provided to BMW Manufacturing Co. in South Carolina, North America. Beginning April 2004, TNT Logistics will manage the transportation of finished parts from BMW’s supplier network to its parts distribution centres (PDCs) located throughout the United States.

BMW began producing motor vehicles in North America in 1994 when it opened its manufacturing plant in Spartanburg County, S.C. Since the plant opened, TNT Logistics has provided line-side delivery to BMW’s production line, and short-term warehousing of parts and components. In 2002, TNT Logistics began providing inbound supply chain management for the plant, which includes inbound material control, transportation from suppliers to the plant.

“This change is a natural fit for BMW and TNT Logistics because many of the production components and parts come from the same suppliers,” said Debbie Hall, vice president of logistics solutions and development, TNT Logistics North America. “We’ll be creating efficiencies for BMW because two transportation processes can now become one.”

Prior to this change, BMW would notify its suppliers that after-market parts were needed at its parts distribution centres and those suppliers would contact a BMW-approved carrier for pick-up. Now that TNT Logistics will provide pick-up for all orders, the need for this additional step will be eliminated.

“Initially, TNT Logistics will manage 230 part numbers coming from our top 24 suppliers,” said Brenda Cox, department manager for technical parts and stock management within the Americas for BMW. “As the program matures, we expect that all suppliers will provide us with aftermarket parts through this distribution channel. Beyond the cost savings, we expect the process will be greatly simplified by using one service provider instead of multiple.”

“In addition to transportation to the PDCs, TNT Logistics will also be providing in-transit visibility and exceptions management communications on these parts,” Hall added. “This is a level of information that BMW did not previously have for this part of their supply chain.”

Goodyear Dunlop & TNT Logistics renew their current logistics contract in Spain

19 April 2004 - TNT Logistics has renewed its logistics contract with international tyres manufacturer Goodyear Dunlop in Spain, to provide warehousing, handling as well as to manage its national tyre distribution.

For the new contract term TNT Logistics has invested about 3 million Euro in radiofrequency equipment, security systems, and the new warehouse management system and has implemented a dedicated network in Spain. By providing visibility throughout the entire supply chain by using COAT, a Transport Management System designed by TNT Logistics, distribution lead times will be reduced as a result of which Goodyear Dunlop will be able to further improve service levels to its customers in Spain.

TNT Logistics Spain has opened a 24,000 square meter warehouse in Madrid, the Goodyear Dunlop Central warehouse where all stock is stored, and from which all distribution throughout Spain will be handled. The warehouse has been equipped with the latest technology and modern installations including sprinklers, centrally controlled fire prevention, smoke and volumetric detection and radiofrequency used for carrying out the paperless picking activities and order despatching.

TNT Logistics Spain has developed a dedicated network for tyres, composed by 17 regional transit points, fully integrated with TNT Logistics’ IT system COAT. This system allows the control of all outbound flows providing online information about deliveries. The system can be consulted by the Goodyear Dunlop sales network, providing total transparency of the supply chain.

Frank Schnitker, Supply Chain Director of Goodyear Dunlop comments: “TNT Logistics Spain significantly improves our tyre distribution system, which has resulted in the optimisation of our stock levels and the minimisation of supply chain costs, which allows us to offer a higher quality service to our customers.”

TPG poised to capitalise on expanded EU
-Company invests in new infrastructure-

22 April 2004 - Mail, express and logistics company TPG N.V.´s TNT Express division has announced today that it has taken significant steps to capitalise on an expanded European Union. Preparations include investments of €11m in new linehaul connections, a new road hub, additional sortation facilities plus new vehicles and drivers.

TNT already has a more extensive express delivery road network in Europe than any of its competitors. Based on this robust infrastructure and on the disappearance of border controls, the company is launching sixteen new road linehaul connections between eight new EU member states on 17th May 2004.

Mike Ogle, Regional Director TNT Express Eastern Europe, Greece & Israel commented: “With 1,800 staff, 900 vehicles and 67 depots in the accession countries we already have well-established and profitable operations in this high-growth region, that’s why a relatively modest expenditure of €11m will be sufficient to provide our customers with new and better services in the enlarged EU.”

With the removal of customs clearance delays from the accession countries, TNT Express will be able to offer much improved international road transit times. Examples include:

•                  From Ostrava in the Czech Republic to Vilnius in Lithuania, journey times will be cut from 6 days to 2 days

•                  From Tallinn in Estonia to Warsaw in Poland journey times will be cut from 6 days to 2 days

As well as offering customers shorter overall transit times between EU countries, TNT has capitalised on reduced delays at country borders to provide customers in the accession countries with later collections for exports and earlier deliveries of imports.

For example the linehaul truck bringing imports from Vienna in Austria to Ljubljana in Slovenia will now arrive at 0700 rather than 0900. Similarly the linehaul truck taking exports from Budapest in Hungary to Nuremberg in Germany will now depart at 2300 instead of 1900.

An additional 25 vehicles and 35 drivers will be added across the new EU countries to service the new linehaul connections - this represents over 25% of the total €11m investment. TNT is also adding additional sortation capabilities at ten of its existing sites to process the increased flow of consignments travelling through the company’s network.

Furthermore, a new €2.7m state-of-the-art international road hub in the Polish capital Warsaw will open in 2005 to efficiently coordinate the flow of consignments throughout the new EU countries and to respond to the growth of activities in the area. The new sortation facility will further improve transit times and will be serviced by four additional international linehaul routings.

Mike Ogle adds: “Because TNT Express has the best road express delivery infrastructure in Europe, we are in a strong position to capitalise on the major opportunities provided by a population increase of 75 million people and to provide an improved service to our existing customers.

We realised back in 2000 that we needed to make investments to capitalise on the potential new business provided by an enlarged free-trade zone.”

TNT Express has been working closely with the DG Transport & Energy at the EU in order to benchmark the effectiveness of its investments. A resulting transport study from NEA - a leading independent transport research organisation - has identified two key areas of competitive advantage for the company. Firstly, the three countries that the report identifies as having the biggest growth potential over the next 16 year period - Latvia (in the first group of EU enlargement), Bulgaria, Romania - are countries where TNT already has a large market share for imports: 61%, 43% and 40% respectively.

Secondly, the report confirms that TNT’s investments in two main hub sites in Vienna and Warsaw are strategically sound as they are positioned at the crossroads of the countries with the biggest growth potential.

Ogle added: “Thanks to our participation in the NEA study, we are confident that our planned air and road network investments match likely traffic lane growths over the next twenty years.

“Our measured approach in preparing TNT for the expanded EU has involved extensive communication with customs officials, local authorities, finance ministries and the EU

Commission in Brussels to ensure that any potential issues that may arise when operating in the expanded EU are addressed ahead of time.

We look forward to offering our worldwide customers more efficient services in Europe and to further strengthening our position within the market.”

Highlights

TPG first quarter profits surge on strong Mail and Express performances Logistics turns the corner

Highlights:

•                  Earnings from operations up by almost 12%

•                  Improved operating margins in Mail and Express

•                  Logistics ahead of previous year

•                  Net income up 16%

•                  Lower financing cost and effective tax rate

•                  Strong free cash flow

•                  Confident outlook for 2004

Key numbers	Q1 2004	Q1 2003	% Change
	€mil	€mil
Revenues	2,985	2,917	2.3%
Earnings from operations	324	290	11.7%
EBITA	310	292	6.2%
Operating income (EBIT)	274	254	7.9%
Net income	163	140	16.4%
Free cash flow	241	281	-14.2%
Earnings per share (€ cents)	34.3	29.5	16.4%

CEO Peter Bakker:

“ This was a good quarter for TPG. The Mail and Express businesses both delivered very good results, which are all the more pleasing given the difficult economic conditions which continue in the Netherlands and other key markets in Europe. Probably the most satisfying development however is that there is first evidence of a turnaround in the Logistics business. Building on this encouraging start to the year, we are confident that good improvements in earnings will be achieved in 2004.”

Report by the Board of Management

Group overview

TPG has achieved strong first quarter earnings growth in markets which continue to be difficult. Earnings from operations climbed 11.7% (or 12.7% at constant exchange rates) on revenues which grew by 2.3% (3.3% at constant exchange rates). Strong performances by Mail and Express saw operating margins rise significantly in both businesses and, for the first time in two years, Logistics earnings were ahead of the previous year.

Net income grew by 16.4% to € 163 million (a growth of 17.9% at constant exchange rates) due to good operational performance, reductions in financing cost and an improved effective tax rate.

A free cash flow of € 241 million was generated in the quarter, the highest quarterly cash flow since the record level achieved in the first quarter of last year.

Review of operations

Mail has had a very good quarter, delivering a significant rise in operating margin despite an underlying decline in Dutch addressed mail volumes in line with recent quarters. The ability of the Mail Netherlands operation to compensate for volume declines has now been clearly demonstrated in six consecutive quarters and, in the majority of those quarters, margins have actually increased. This position will be strengthened by the extension of the Cost Flexibility programme to include an Overheads plan which has now been formally launched and will provide a further € 50 million of cost savings on an annualised basis. To supplement the robust performance in our home market, the expansion in European Mail Networks continues at a double digit pace.

Express continues to go from strength to strength. Earnings were up 29%, driven by further positive revenue quality yields and strong growth in international volumes, which boosted the operating margin from 5.0% to 6.1%. This performance should be seen in the light of continuing difficult economic conditions in key domestic markets in Europe. The product offering in Europe continues to be second to none and will be enhanced by further expansion in the new EU countries of Eastern Europe.

Logistics has delivered slightly higher earnings than last year in spite of a higher than normal level of start-up costs. The focus on the turnaround of underperforming countries as part of the Transformation through Standardisation (TtS) programme is starting to pay off with most internal targets for this quarter either being met or exceeded. All other aspects of TtS are on track and are set to deliver the promised annualised savings by the end of 2004.

Financial review

Group operating income in the quarter was € 274 million after charging non-allocated costs of € 14 million in respect of group initiatives, including € 4 million costs related to the Audit Committee investigation into certain UK tax matters conducted in the first quarter. Net financial expense fell by a third mainly as a result of lower net debt. The effective tax rate improved to 36.5% from 37.8% in the first quarter of last year mainly due to lower non deductible goodwill amortisation and other costs.

The cash flow performance was strong. Further savings of    € 47 million in working capital were made in the quarter. This contributed to the generation of a total free cash flow of € 241 million which was € 40 million lower than the first quarter of last year mainly due to higher tax payments and capital expenditure.

Prospects

Although current customer volumes do not indicate any material recovery in the key markets in which we operate, there are signs of a pick-up in certain parts of our international express business. TPG continues to be well positioned in all three divisions to benefit from any upturn that may occur.

In 2004, the Mail business must contend not only with a continued decline in Netherlands volumes but also with a tariff freeze on the concession part of its business. Nevertheless it is expected that an operating margin of between 20% and 21% can be achieved in 2004 due to the impact of significant and far reaching cost programmes.

Express is expected to continue to make good progress in the remainder of 2004 leading to further improvements in margins. An operating margin of around 7% is targeted for 2004.

For Logistics, 2004 is expected to be a year of progressive margin recovery driven by its transformation programme and the turnaround of underperforming countries. Operating margin is targeted at around 4% for 2004.

Significant events in 1st Quarter 2004

January 8	Agreement signed for lease of five Boeing 737 aircraft
January 22	Government postal vision in the Netherlands announced
February 19	New corporate strategy announced including TPG-1 and China

March 4	Renewal of Fiat Auto spare parts logistics contract in Europe announced
March 17	TPG Post won legal proceedings against tax authorities and OPTA
March 19	Publication of audited 2003 financial statements and annual report

Significant events after 1st Quarter 2004

April 5	Agreement in principle reached on return items with Sandd and Selekt Mail in the Netherlands
April 7	Access agreement signed with Royal Mail in the UK
April 22	Expansion in new EU countries announced

Group Summary €mil	Q1 2004	Q1 2003	% Change
			Operational	FX	Total
Revenues	2,985	2,917	3.3%	-1.0%	2.3%
Earnings from operations	324	290	12.7%	-1.0%	11.7%
EBITA	310	292	7.2%	-1.0%	6.2%
Operating income (EBIT)	274	254	7.5%	0.4%	7.9%
Net income	163	140	17.9%	-1.5%	16.4%

Divisional EBITA Summary €mil	Q1 2004	Q1 2003	% Change
			Operational	FX	Total
Mail	236	218	8.3%	0.0%	8.3%
Express	67	52	32.6%	-3.8%	28.8%
Logistics	21	20	10.0%	-5.0%	5.0%
Earnings from operations	324	290	12.7%	-1.0%	11.7%
Non allocated	(14)	2
Total	310	292	7.2%	-1.0%	6.2%

Divisional Operating Income Summary €mil	Q1 2004			Q1 2003
	EBITA	Goodwill amortisation	Operating income	EBITA	Goodwill amortisation	Operating income
Mail	236	(8)	228	218	(7)	211
Express	67	(13)	54	52	(13)	39
Logistics	21	(14)	7	20	(17)	3
Non allocated	(14)	(1)	(15)	2	(1)	1
Total	310	(36)	274	292	(38)	254

Business Highlights - Mail

•                  Strong cost control leads to increased operating margin

•                  Underlying volume decline in line with second half of 2003

•                  Double digit growth in European business continues

Mail Summary	Q1 2004	Q1 2003	% Change
	€mil	€mil
Revenues	980	999	-1.9%
EBITA	236	218	8.3%
Operating margin	24.1%	21.8%

Mail revenues fell by 1.9% in the quarter due to lower Netherlands and Cross Border volumes, offset to some extent by further significant organic expansion of the European Mail Networks. Despite the lower volumes, earnings showed a strong 8.3% growth with earnings improving in all four lines of business. The overall operating margin climbed to 24.1% from 21.8% last year.

The margin improvement was mainly attributable to the increased flexibility of the operating cost base in the Netherlands. A further € 10 million of cost savings were achieved in the quarter from the Cost Flexibility programme.

The implementation of sequence sorting machines and employment of new style mail deliverers continues according to plan.

A reduction of € 5 million in pension costs, together with lower sickness leave and other cost efficiencies also contributed to the improvement in earnings.

The preliminary assessment of the quality of next day delivery in the Netherlands in the first quarter is above 96% and similar to last year.

				% Change
Revenue Analysis	Q1 2004	Q1 2003	% Change	Organic	Acq	FX
	€mil	€mil
Mail Netherlands	678	700	-3.1%	-2.1%	-1.0%	0.0%
Cross Border	140	157	-10.8%	-9.5%	0.0%	-1.3%
European Mail Networks	109	92	18.5%	16.3%	2.2%	0.0%
Data & Document Management	53	50	6.0%	-4.0%	10.0%	0.0%
Mail	980	999	-1.9%	-1.7%	0.0%	-0.2%

Mail Netherlands revenues fell by 3.1% in the quarter of which 1.0% was due to the disposal of Geldnet in 2003. Excluding the impact of election mail volumes in the first quarter of last year, the underlying rate of decline in addressed mail volumes was 3.5% in line with recent quarters. A positive combined price and mix effect was achieved in spite of a tariff freeze in the Domestic mail business. This partially compensated for an overall 5.7% decline in addressed mail volumes including the prior year election mail impact.

The underlying rate of decline in domestic mail volumes in the quarter was 0.4%. This was helped to some extent by the timing of Christmas and New Year mail. Including prior year election mail the actual decline was 4.1%.

Addressed direct mail volumes fell by 8.3% in the quarter due to the continuing depressed economy which impacts magazines, papers and other printed matter, together with increased competitive pressure. One consequence of the current economic situation is a significant increase in the volumes of cheaper unaddressed direct mail. Taken together, the total amount of addressed and unaddressed direct mail volumes actually increased in the quarter.

Cross Border revenues in the first quarter fell by 9.5% at constant exchange rates. Competitive pressures were felt by both the TPG Post and Spring branded businesses in the quarter. In the case of Spring, contract reviews conducted as part of a continuing margin improvement programme have resulted in reduced volumes.

Significant organic growth was again achieved in European Mail Networks in the quarter. Total revenues grew by 18.5% with substantial expansion achieved in the UK, where revenues almost doubled, Germany, where addressed mail more than doubled, and also Italy.

Business Highlights - Express

Data & Document Management first quarter revenues grew by 6.0% due to the acquisition of Doc Vision in the Netherlands in April last year. Cendris business continues to be adversely impacted by the depressed economic climate in the Netherlands. Revenues in the UK and Germany on the other hand have shown good growth in the quarter, consistent with the development of European Mail Networks.

•                  Earnings up an impressive 29%

•                  positive revenue quality yields

•                  strong growth in international volumes

•                  Profit improvements in all business units

Express Summary	Q1 2004	Q1 2003	% Change
	€mil	€mil
Revenues	1,094	1,037	5.5%
EBITA	67	52	28.8%
Operating margin	6.1%	5.0%

Express revenues grew by 5.5% in the first quarter. Solid organic revenue growth of 6.1% was achieved mainly due to strong growth in international revenues with domestic revenues remaining fairly flat.

Earnings increased by 28.8% and the operating margin improved to 6.1% from 5.0% in the first quarter of last year.

All business units have continued to achieve solid year on year growth in profits, driven by positive revenue quality yields. Particularly strong performances were achieved in the Benelux, Germany, Eastern Europe, Scandinavia and Austria.

Many of the key underlying reasons for the strong growth across the division are highlighted in the Benelux business unit, where earnings and margins increased significantly in the quarter. Application of a group-wide commercial policy geared to revenue quality improvements in conjunction with successful execution of tariff increases, resulted in a considerable yield improvement in the Benelux. Furthermore, a strong focus on costs together with the standardisation of the sales process and the implementation of a robust decentralised structure, has resulted in significant cost savings and efficiency improvements.

The European air network operated at an average 69% utilisation in the quarter compared to 75% in the same quarter of last year. The lower utilisation was mainly due to the opening of four new airport connections in Florence, Naples, Bucharest and Turku.

Revenue Analysis	Q1 2004	Q1 2003	% Change	% Change
				Organic	Acq	FX
	€mil	€mil
Express Europe	894	856	4.4%	4.9%	0.1%	-0.6%
Express ROW	200	181	10.5%	11.6%	0.0%	-1.1%
Express	1,094	1,037	5.5%	6.1%	0.1%	-0.7%

Europe revenues increased by 4.4% in the first quarter. Organic revenue growth was 4.9%, fuelled by a 3.2% positive revenue quality yield improvement. Although total core consignments only increased by 0.8%, the amount of kilos carried grew by 5.2%, continuing the recent trend of strong growth in the heavier road based product.

Consignment and kilo volumes were negatively affected by the phasing of public holidays at the beginning of the year.   However, both road and air volumes picked up significantly towards the end of the quarter.

The highest organic growth was obtained in the UK, Ireland, Eastern Europe, Scandinavia and Austria. Difficult economic conditions in the key domestic markets of Germany, France and Italy continue to restrict growth in the domestic express part of the business in those countries.

Strong organic growth was again achieved in the Rest of the World with China, South East Asia and the Middle East all showing particularly strong double digit growth.

Business Highlights - Logistics

•                  Earnings ahead of previous year for first time in two years

•                  TtS programme is on track

•                  Start-ups continue to impact results

Logistics Summary	Q1 2004	Q1 2003	% Change
	€mil	€mil
Revenues	920	885	4.0%
EBITA	21	20	5.0%
Operating margin	2.3%	2.3%

Logistics organic revenue growth in the first quarter was 6.1%. Nominal revenue growth was reduced to 4.0% as a result of an adverse foreign exchange translation impact.

Earnings were 5% higher than the first quarter of last year and the operating margin has now caught up with last year’s level of 2.3% marking the end of the recent downward trend. At constant exchange rates, the rate of improvement in earnings was 10%, all of which was generated organically.

This improvement is mainly due to the success of the Transformation through Standardisation (TtS) programme and the specific focus on the turnaround of three under performing countries, France, Italy and Germany, through a mixture of cost reductions and termination of loss making contracts.

Operating margins in almost all the other business units including the UK, North America, Benelux, Australia and China improved compared to the same quarter last year due to a combination of new good margin contracts and sound cost management.

Savings of € 4 million have been made in the first quarter as a result of TtS actions. The overall TtS programme remains on track to generate annualised savings of € 40 million in 2004 in addition to the annualised savings of € 15 million already delivered in 2003. The majority of actual first quarter savings have been achieved in the areas of procurement and contract rationalisation.

Earnings continued to be negatively impacted in the quarter by higher than normal start-up costs and other non-recurring issues which together cost around € 6 million.

				% Change
Revenue Analysis	Q1 2004	Q1 2003	% Change	Organic	Acq	FX
	€mil	€mil
Logistics Europe	698	657	6.2%	6.4%	0.0%	-0.2%
Logistics North America	140	163	-14.1%	-3.7%	0.0%	-10.4%
Logistics ROW	82	65	26.2%	27.7%	0.0%	-1.5%
Logistics	920	885	4.0%	6.1%	0.0%	-2.1%

The net organic revenue growth of 6.1% in the quarter was achieved from new contracts (+10.6%) and a positive volume and price impact (+2.3%) offset by terminated contracts (- 6.8%).

New contract wins in the first quarter have an annualised revenue of € 97 million compared to € 84 million in the final quarter of last year. Contract renewals in the quarter have provided further annualised revenues of € 290 million, boosted by the renewal of the Fiat spare parts contract in Europe worth €1 billion over five years. Contract terminations had an annualised revenue of € 65 million of which around half was due to our contract rationalisation programme.

The value of the business development pipeline stands at € 1.1 billion at the end of the first quarter. The higher certainty part of the pipeline has remained stable at around € 0.2 billion.

Europe revenues grew by 6.2% in the quarter. The highest organic growth was achieved in Central and Eastern Europe, Benelux, the UK and Italy automotive through a mixture of new contracts and higher volumes. Revenues declined in France and Italy non-automotive as a result of planned contract terminations.

North America revenues fell by 14.1% mainly due to the impact of foreign exchange translation although organic growth was adversely affected by the loss of a major automotive related contract.

Rest of the World revenues increased by 26.2% driven by significant organic growth in China and Australia.

Quarterly Information - Group

Euro Million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

GROUP

Revenues	2,985	3,184	2,829	2,936	2,917	3,180	2,805	2,899	2,898

Earnings from operations	324	320	211	299	290	382	222	305	298

Non-allocated items	(14)	(5)	(9)	(7)	2	12	8	(10)	(5)

EBITA	310	315	202	292	292	394	230	295	293

Goodwill amortisation	(36)	(39)	(218)	(39)	(38)	(39)	(39)	(38)	(38)

Operating income (EBIT)	274	276	(16)	253	254	355	191	257	255

Financial income and expense	(16)	(22)	(23)	(23)	(24)	(25)	(31)	(25)	(27)
Income taxes	(94)	(148)	(49)	(84)	(87)	(115)	(60)	(81)	(85)
Results from affiliates	(1)	(1)	(1)	(3)	(1)	(1)	(1)	(3)	0
Minority results	0	0	1	0	(2)	(2)	0	(3)	0

Net income	163	105	(88)	143	140	212	99	145	143

Net profit on sale of non-core business	0	0	0	0	0	(14)	0	0	0

Net income from continuing operations	163	105	(88)	143	140	198	99	145	143

Average number of shares (mil)	475.1	475.1	475.1	475.1	475.0	475.0	475.0	475.0	475.0
Earnings per share (euro cents)	34.3	22.1	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1

Net cash provided by operating activities	303	262	277	74	324	227	214	337	254

Capital expenditure on property, plant and equipment and other intangible assets	(74)	(128)	(94)	(72)	(60)	(152)	(111)	(130)	(79)

Disposals of property, plant and equipment and other intangible assets	12	12	3	14	17	23	19	16	5

Free cash flow	241	146	186	16	281	98	122	223	180

Number of employees	162,124	163,028	161,079	160,536	150,155	150,365	148,285	143,097	141,463
Full time equivalent employees	120,294	122,224	120,387	119,946	114,348	113,444	113,711	112,751	112,261

Quarterly Information - Mail

Euro Million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

MAIL

Mail Netherlands
Revenues	678	731	604	663	700	780	634	666	715
Growth %	-3.1%	-6.3%	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Organic	-2.1%	-5.5%	-3.4%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Acquisition	-1.0%	-0.8%	-1.3%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (millions)	1,330	1,516	1,160	1,297	1,411	1,575	1,201	1,333	1,412
Growth %	-5.7%	-3.7%	-3.4%	-2.7%	-0.1%	-2.7%	-2.0%	0.4%	1.4%
Working days	64	65	65	61	64	63	65	61	64

Cross Border
Revenues	140	155	142	148	157	176	155	157	162
Growth %	-10.8%	-11.9%	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%
Organic	-9.5%	-9.6%	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%
Fx	-1.3%	-2.3%	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%

European Mail Networks
Revenues	109	112	100	105	92	100	85	88	85
Growth %	18.5%	12.0%	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%
Organic	16.3%	9.0%	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%
Acquisition	2.2%	5.0%	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%
Fx	0.0%	-2.0%	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%

Data & Document Management
Revenues	53	54	51	51	50	62	44	48	48
Growth %	6.0%	-12.9%	15.9%	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%
Organic	-4.0%	-11.3%	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%
Acquisition	10.0%	0.0%	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%
Fx	0.0%	-1.6%	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%

Total Mail
Revenues	980	1,052	897	967	999	1,118	918	959	1,010
Growth %	-1.9%	-5.9%	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%
Organic	-1.7%	-5.2%	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%
Acquisition	0.0%	-0.1%	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%
Fx	-0.2%	-0.6%	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%

EBITA	236	227	163	212	218	247	144	195	218

Operating margin	24.1%	21.6%	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%

Goodwill amortisation	(8)	(9)	(28)	(10)	(7)	(9)	(6)	(8)	(7)
Operating income (EBIT)	228	218	135	202	211	238	138	187	211

2002 revenues by line of business have been restated to reflect a more accurate elimination of internal transactions which commenced in 2003

Euro Million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

EXPRESS

Express Europe
Revenues	894	926	826	847	856	899	822	845	836
Growth %	4.4%	3.0%	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%
Organic	4.9%	6.0%	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%
Acquisition	0.1%	0.0%	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%
Fx	-0.6%	-3.0%	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%

Core consignments (mil)	34.1	36.6	31.0	33.7	33.8	35.2	30.2	33.8	32.9
Core kilos (mil)	550.3	583.2	519.5	527.3	523.3	566.4	494.3	522.5	519.8
Core revenue quality yield improvement	3.2%	3.2%	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%

Express ROW
Revenues	200	220	206	189	181	205	190	195	183
Growth %	10.5%	7.3%	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%
Organic	11.6%	12.2%	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%
Fx	-1.1%	-4.9%	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%

Total Express
Revenues	1,094	1,146	1,032	1,036	1,037	1,104	1,012	1,040	1,019
Growth %	5.5%	3.8%	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%
Organic	6.1%	7.2%	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%
Acquisition	0.1%	0.0%	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%
Fx	-0.7%	-3.4%	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%

Working days	63	62	65	60	63	62	65	61	62

EBITA	67	111	47	66	52	107	37	61	41

Operating margin	6.1%	9.7%	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%

Goodwill amortisation	(13)	(14)	(13)	(13)	(13)	(14)	(14)	(14)	(12)
Operating income (EBIT)	54	97	34	53	39	93	23	47	29

2002 numbers have been restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Quarterly information – Logistics

Euro Million	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

LOGISTICS

Logistics Europe
Revenues	698	756	678	703	657	707	659	651	626
Growth %	6.2%	6.9%	2.9%	8.0%	5.0%	8.9%	13.2%	7.8%	18.6%
Organic	6.4%	9.4%	5.6%	6.3%	0.5%	4.0%	5.1%	-0.1%	6.9%
Acquisition	0.0%	-0.1%	0.0%	4.3%	7.5%	6.6%	8.8%	10.1%	10.4%
Fx	-0.2%	-2.4%	-2.7%	-2.6%	-3.0%	-1.7%	-0.7%	-2.2%	1.3%

Logistics North America

Revenues	140	147	154	166	163	168	155	192	190
Growth %	-14.1%	-12.5%	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	-3.7%	1.8%	9.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition	0.0%	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-10.4%	-14.3%	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%

Logistics ROW
Revenues	82	94	77	75	65	72	68	65	57
Growth %	26.2%	30.6%	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	27.7%	37.5%	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-1.5%	-6.9%	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%

Total Logistics
Revenues	920	997	909	944	885	947	882	908	873
Growth %	4.0%	5.3%	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%
Organic	6.1%	10.3%	7.5%	9.9%	5.0%	7.6%	6.1%	0.6%	3.3%
Acquisition	0.0%	-0.1%	0.0%	1.4%	5.4%	4.9%	6.3%	6.9%	7.1%
Fx	-2.1%	-4.9%	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%

Revenues by sector
Automotive	352	402	345	345	336	347	316	356	361
Tyres	49	70	50	43	58	68	58	47	46
FMCG	160	165	156	163	151	195	179	150	131
Hi-tech electronics	118	137	126	117	119	125	103	109	109
Publishing / media	59	60	65	48	56	66	57	57	56
Other	182	163	167	228	165	146	169	189	170

EBITA	21	(18)	1	21	20	28	41	49	39
One-off costs	0	42	24	13	0	0	0	0	0
EBITA excl one-off costs	21	24	25	34	20	28	41	49	39
Operating margin	2.3%	-1.8%	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%
Operating margin excl one -off costs	2.3%	2.4%	2.8%	3.6%	2.3%	3.0%	4.6%	5.4%	4.5%
Goodwill amortisation	(14)	(16)	(177)	(17)	(17)	(17)	(17)	(17)	(19)
Operating income (EBIT)	7	(34)	(176)	4	3	11	24	32	20

2002 numbers have been restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

Consolidated statements of income

	Q1 2004	Q1 2003
	€mil	€mil

Net sales	2,966	2,898
Other operating revenues	19	19
Total operating revenues	2,985	2,917

Cost of materials	(127)	(136)
Work contracted out and other external expenses	(1,209)	(1,190)
Salaries and social security contributions	(1,065)	(1,030)
Depreciation, amortisation and impairments	(124)	(123)
Other operating expenses	(186)	(184)
Total operating expenses	(2,711)	(2,663)

Operating income	274	254

Interest and similar income	4	4
Interest and similar expenses	(20)	(28)
Financial income and expenses	(16)	(24)

Income before income taxes	258	230

Income taxes	(94)	(87)
Results from investments in affiliated companies	(1)	(1)

Net income before minority interests	163	142

Minority Interests	0	(2)

Net income	163	140

Net income per ordinary share and per ADS (1) (in euro cents)	34.3	29.5

(1) Based on the average amount of 475.1 million ordinary shares, including ADS (2003: 475.1 million).

Consolidated cash flow statements

Before proposed appropriation of net income

	Q1 2004	Q1 2003
	€mil	€mil
Net income	163	140

Depreciation, amortisation and impairments	124	124
Changes in provisions	(5)	(16)
Changes in pension liabilities	(46)	(50)
Changes in deferred taxes	20	85
Changes in working capital:	0	0
• inventory	4	0
• accounts receivable	48	10
• other current assets	(80)	(43)
• current liabilities excl. short term financing	75	74
Net cash provided by operating activities	303	324

Acquisition of group companies	(9)	(8)
Disposals of group companies	0	0
Acquisition of affiliated companies	0	(3)
Disposals of affiliated companies	0	0
Capital expenditure on other intangibles	(12)	(8)
Disposals of intangible assets	1	3
Capital expenditure on property, plant & equipment	(62)	(52)
Disposals of property, plant and equipment	11	14
Changes in other financial fixed assets	4	(7)
Changes in minority interests	2	1
Net cash used in investing activities	(65)	(60)

Changes in shareholders’ equity:
• Dividends paid	0	0
• Other changes in shareholders’ equity	1	0
Long-term liabilities acquired	5	19
Long-term liabilities repaid	(16)	(23)
Changes in short-term bank debt	(34)	(11)
Net cash provided by financing activities	(44)	(15)

Changes in cash and cash equivalents	194	249

Cash and cash equivalents at beginning of period	470	357
Exchange rate differences on cash items	3	(4)
Cash and cash equivalents from acquisition and disposal of group companies	1	(1)
Change in cash and cash equivalents	194	249
Cash and cash equivalents at end of period	668	601

Consolidated balance sheets

Before proposed appropriation of net income

	At 31 Mar 2004	At 31 Dec 2003
	€mil	€mil
ASSETS

Fixed assets
Goodwill	2,295	2,309
Other intangible assets	114	112
Total intangible assets	2,409	2,421
Land and buildings	981	981
Plant and equipment	487	469
Other property, plant and equipment	475	485
Construction in progress	67	74
Total property, plant and equipment	2,010	2,009
Investments in affiliated companies	77	79
Loans receivable from affiliated companies	2	2
Other loans receivable	151	158
Prepayments and accrued income	381	388
Total financial fixed assets	611	627
Total fixed assets	5,030	5,057

Current assets
Inventory	45	49
Accounts receivable	1,961	1,977
Prepayments and accrued income	446	362
Cash and cash equivalents	668	470
Total current assets	3,120	2,858

Total assets	8,150	7,915

LIABILITIES AND GROUP EQUITY

Group equity
Shareholders’ equity	3,149	2,969
Minority interests	17	17
Total group equity	3,166	2,986

Provisions
Deferred tax liabilities	158	143
Retirement schemes	21	23
Restructuring	35	42
Other	92	88
Total provisions	306	296
Pension liabilities	475	521
Long-term liabilities
Long-term debt	1,474	1,474
Accrued liabilities	178	187
Total long term liabilities	1,652	1,661
Current liabilities
Trade accounts payable	666	687
Other current liabilities	543	540
Accrued current liabilities	1,342	1,224
Total current liabilities	2,551	2,451

Total liabilities and group equity	8,150	7,915

Additional information

Free cash flow

	Q1 2004	Q1 2003
	€mil	€mil
Net cash provided by operating activities	303	324
Capital expenditure on property, plant and equipment and other intangible assets	(74)	(60)
Disposals of property, plant and equipment and other intangible assets	12	17
Free cash flow	241	281

Capital expenditure on property, plant and equipment and other intangible assets

	Q1 2004	Q1 2003
	€mil	€mil
Mail	22	16
Express	33	26
Logistics	19	16
Corporate	0	2
Total	74	60

Movement in shareholders’ equity

	Q1 2004	Q1 2003
	€mil	€mil
Opening balance	2,969	2,961
Net income for the period	163	140
Foreign exchange effects	16	(33)
Other reserves	1	0
Cash dividend	0	0
Closing balance	3,149	3,068

Net debt

	At 31 Mar 2004	At 31 Dec 2003
	€mil	€mil
Short-term debt	66	69
Long-term debt	1,474	1,474
Total interest bearing debt	1,540	1,543
Cash and cash equivalents	(668)	(470)
Net debt	872	1,073

US GAAP Statement

Net income

	Q1 2004	Q1 2003
	€mil	€mil
Net income under Dutch GAAP	163	140
Adjustments for:
Employment schemes and group reorganisation	(3)	(3)
Amortisation of goodwill	36	38
Other intangible asset depreciation	(1)	0
Financial instruments	(2)	(1)
Real estate sale	0	1
Depreciation on restoration of previously recognised impairments	1	1
Long term contract incentive payment	0	0
Tax effect of adjustments	(2)	1

Net Income under US GAAP	192	177

Net income per ordinary share and per ADS under US GAAP (1) (in Euro cents)	40.4	37.3

(1) Based on an average of 475.1million ordinary shares, including ADS (2003: 475.0 million)

Shareholders’ Equity

	At 31 Mar 2004	At 31 Mar 2003
	€mil	€mil
Shareholders’ equity under Dutch GAAP	3,149	3,068

Adjustments for:
Employment schemes and group reorganisation	139	149
Goodwill	153	129
Other intangible asset depreciation	(6)	(2)
Financial instruments	(3)	(17)
Real estate sale	(23)	(15)
Sale-lease-back transaction	(7)	(4)
Long-term contract incentive payment	(5)	(6)
Restoration of previously recognised impairments, net of depreciation	(6)	(10)
Pensions curtailment	2	2
Provisions	1	0
Deferred taxes on adjustments	2	(40)

Shareholders’ equity under US GAAP	3,396	3,254

Financial Calendar

Financial Calendar 2004

Monday 2 August	Publication of 2004 first half year results

Wednesday 4 August	Ex-dividend listing of TPG shares

Wednesday 11 August	Payment of interim dividend

Monday 25 October	Publication of 2004 third quarter results

Contact Information

Jon Downing
Director Investor Relations
Contact:
Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	jon.downing@tpg.com

Emilie de Weert
Manager Investor Relations
Contact:
Phone	+31 20 500 62 42
Fax	+31 20 500 75 15
Email	emilie.de.weert@tpg.com

David van Hoytema
Financial Analyst Investor Relations
Contact:
Phone	+31 20 500 65 97
Fax	+31 20 500 75 15
Email	david.van.hoytema@tpg.com

Tanno Massar

Director Media Relations
Contact:
Phone	+31 20 500 61 71
Fax	+31 20 500 75 20
Email	tanno.massar@tpg.com

Published by:
TPG N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 60 00
Fax	+31 20 500 70 00
Email	tpg.communication@tpg.com
Internet	www.tpg.com

Responsible for content and editing:
TPG Investor Relations

Safe Harbour Statement

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate”, “continue” or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which TPG operate, management’s beliefs and assumptions made by management about future events.  In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•                  substitution of alternative methods for delivering information for TPG’s Mail and Express services,

•                  regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•                  competition in the mail, express and logistics businesses,

•                  decisions of competition authorities regarding proposed joint ventures or acquisitions,

•                  costs of complying with governmental regulations,

•                  general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,

•                  higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,

•                  the effect of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery,

•                  our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,

•                  fluctuations in fuel costs,

•                  TPG’s ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,

•                  changes in currency and interest rates,

•                  increased price transparency resulting from the adoption of the euro,

•                  changes in TPG’s credit rating and their impact on TPG’s financing costs and requirements,

•                  changes in TPG’s relationship with the State of the Netherlands,

•                  disruptions at key sites,

•                  incidents resulting from the transport of hazardous materials,

•                  mismatches between TPG’s investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,

•                  strikes, work stoppages and work slowdowns and increases in employee costs,

•                  costs of completing acquisitions or divestitures and integrating newly acquired businesses,

•                  changes to the international conventions regarding the limitation of liability for the carriage of goods,

•                  significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,

•                  market acceptance of our new service and growth initiatives,

•                  changes in customer demand patterns,

•                  the impact of technology developments on our operations and on demand for our services,

•                  disruptions to our technology infrastructure, including our computer systems andwebsite,

•                  TPG’s ability to maintain aviation rights in important international markets,

•                  adverse weather conditions,

•                  if our subcontractors’ employees were to be considered our employees, and

•                  decisions of tax and other authorities with respect to our tax liabilities.

These factors and other factors that could affect these forward-looking statements are described in TPG’s annual report on Form 20-F and TPG’s other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to TPG’s future results and achievements.  You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

TNT Express and Norway Post sign agreement

11 May 2004 - As part of Norway Post’s efforts to offer its customers a new and better express delivery product, the company has signed an agreement with TNT Express to provide its customers with worldwide delivery services.

The agreement between Norway Post and TNT Express means that during May, Norway Post will begin selling Global Express services on behalf of TNT.  This will improve Norway Post’s offer of express delivery services to its customers, expand area coverage, reduce delivery times and increase flexibility.

Arne Bjørndahl, Senior Vice President of Norway Post commented, “We carried out extensive research before concluding that TNT Express has the best and most reliable global express service for us. The deal is good news for our customers as it gives them increased access to the international express parcels market.”

Under the terms of the agreement Norway Post will also undertake distribution of TNT’s express products in the Norwegian market with the exception of Oslo and its surrounding area where TNT operates with its own facilities and personnel. For TNT the agreement means increased sales and expanded distribution of its express delivery services in the Norwegian market.

The international express products will be offered under the TNT brand and thus replace the EMS products Norway Post has been selling to date.

Consignment notes, documents and packaging will carry the TNT brand. The products will be available at most of Norway Post’s 1,500 post offices and Post in Shops, as well as through TNT’s own sales channels.

Terje Ragnem, General Manager TNT Norway, TNT Express said, “We are absolutely delighted to be entering into this agreement with Posten Norge AS.  The combined benefits of the agreement will allow us to extend our reach within the region by offering our customers a wider ranging and more competitive service.”

Tony Jakobsen, Regional General Manager, TNT Express Scandinavia is looking forward to another mutually beneficial agreement with a Scandinavian postal authority. He says, “This is a further expansion of our co-operation with the Scandinavian Post Offices. In addition to this new agreement with Norway Post, TNT has agreements with Sweden Post who sell TNT’s SkyPak brand and supply TNT with transport services to its customers in the North and South of Sweden.”

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar
Name: Tanno Massar
Title: Director TPG Media Relations

Date: • 25 May 2004